Exhibit 99.1

Closing of US$850 million Asset-Based Credit Facility

Ardagh Group S.A. (‘Ardagh” or the ‘Group’) announces that it has successfully closed on a  committed five-year asset-based revolving credit facility of US$850 million with a consortium of leading banks.

The new facility,  secured by trade receivables and inventories,  replaces existing facilities of EUR150 million and US$200 million respectively and reflects the Group’s increased scale following the beverage can acquisition in 2016. It will provide funding for working capital and general corporate purposes.

Closing of this committed five-year facility further diversifies Ardagh’s funding sources and enhances its capital structure, following significant refinancing activity earlier this year to materially extend debt maturities and reduce financing costs.

Citi acted as Administrative Agent and, jointly with Bank of America Merrill Lynch, as Joint Global Coordinator on this transaction, with Barclays, BNP Paribas, Deutsche Bank, Goldman Sachs, SunTrust Robinson Humphrey and Wells Fargo acting as Joint Lead Arrangers, joined by J.P. Morgan, Rabobank, ING and HSBC.

About Ardagh Group

Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

Contacts

Investors:	john.sheehan@ardaghgroup.com
Media:	Pat Walsh, Murray Consultants
+1 646 776 5918 / +353 87 2269345

December 8, 2017